To: U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Mr. Kevin J. Kuhar, Accounting Branch Chief

Office of Electronics and Machinery

Re: Taiwan Semiconductor Manufacturing Company Limited Form 20-F for the Fiscal Year Ended December 31, 2015 Filed April 11, 2016 (File No. 1-14700)

May 31, 2016

Dear Mr. Kuhar:

Reference is made to the letter received from the Commission dated May 17, 2016 regarding Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) of Taiwan Semiconductor Manufacturing Company Limited (“TSMC”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. TSMC’s responses to the comments are as follows.

General

1.	You disclose on pages 14 and F-86 figures for revenue from the EMEA region, which you identify as Europe, the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, you identify Huawei Tech and Sony Corporation as customers. Both of these companies have been reported to sell their products into Syria and/or Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

TSMC’s Response:

A.	TSMC did not derive any revenue from Syria or Sudan in fiscal year 2015

We inform the Commission that the countries located in the Middle East and Africa from which we derived revenue during fiscal year 2015 did not include Syria and Sudan, the sanctioned countries in these regions. TSMC has not made or had any known past, current, (nor plan to make or have future) contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. To its knowledge, TSMC also has not directly or indirectly provided or licensed any products, services, technologies or components to Syria or Sudan and has not had any agreements, commercial arrangements, or other contacts with the governments of those countries or entities owned or controlled by such governments. For example, we do not have any office in any of, nor do business with any entities owned by the government(s) of the sanctioned countries.

B.	TSMC has a robust export control management system

TSMC has in place an export control management policy and system (“EMS”) designed to ensure that we conduct our business in compliance with U.S., Taiwan and other applicable export control laws, including current sanctions against Syria and Sudan. Our EMS, which is highly recognized by the Taiwan government and industry peers, contains the following key check-points (amongst others):

•	customer and order screenings;

•	IT driven gating mechanism automatically screening for customers and destination countries against a list of over 20 countries including but not limited to Sudan and Syria (and stopping any orders either billed to or shipped or re-shipped to these countries);

•	conduct of periodic employees training to watch out for any irregularities or red flags related to export control issues and need to report such matters to management; and

•	standard contractual language to require our customers to comply with applicable export control laws.

We also wish to inform the Commission that TSMC’s EMS was certified in September 2012 by the Bureau of Foreign Trade, the Taiwan regulator in charge of this issue, as a qualified ICP (“Internal Compliance Program”) exporter.

As a semiconductor foundry, we manufacture and sell semiconductor related components that are incorporated (sometimes after having been substantially altered) into other electronic products (like mobile phones) made by our customers or their customers as part of the global electronics supply chain. Although we have no control over such process or the ultimate destination of such end-products other than to require our customers, like Huawei Tech and Sony which the Commission mentions, to agree to comply with applicable export control laws, our staff and management have been trained to look out for irregularities or red flags related to export control.

We at TSMC are aware of current events un-folding in those regions. We trust that we are doing the utmost in ensuring that our EMS is diligently enforced within our internal operations and amongst all of our customers.

2.	Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

TSMC’s Response:

As we do not have any known contacts, agreements or arrangements with either Syria or Sudan, we believe there is no material investment risk for our security holders.

3.	Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

TSMC’s Response:

As we do not have any known contacts, agreements or arrangements with either Syria or Sudan, we believe we do not have any contacts pertaining to dual use products or components.

Item 5. Operating and Financial Reviews and Prospects

Critical Accounting Policies and Judgments

Revenue Recognition, page 22

4.	We note that you recorded a 68% increase in provisions against revenue in fiscal 2015 due to “business terms with customers.” Please revise future filings to clarify the customer terms that led to the increased provisions and clarify if these provisions relate to estimated future returns from these customers or to another type of allowance.

TSMC’s Response:

Please note that provisions against revenue in 2015 increased by 68% from 2014 mainly due to business incentives offered to customers.

We advise the Commission that we intend to make the requested responses (as instructed in the Commission’s captioned letter) in our future filing on our next Form 20-F for the fiscal year ending December 31, 2016.

Year to Year Comparisons

Net Revenue, page 26

5.	We note that in the 2015 Fourth Quarter Earnings Conference materials furnished on your Form 6-K dated January 15, 2016, you present slides showing revenue by application and revenue by technology for fiscal 2015 and 2014, and we also note the high level of interest and discussion on the earnings call concerning how these different applications and technologies impacted your reported results and will likely impact your future results. We note also the tables presented on pages 14 and 16. In future filings, please revise this section to provide a more robust discussion of how revenues were impacted by the different applications, technologies, and type of customers. Discuss all known trends or uncertainties related to revenues and to your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

TSMC’s Response:

Please note that revenue by type of customers and technologies were disclosed under “Markets and Customers” on page 14 and under “Technology Migration” on page 21, respectively. We will include revenue by type of applications in our future filings.

In 2015, when comparing to the previous year, in terms of different applications, the increase in our net revenues mainly came from communication of NT$65,548 million or 16% and industry/standard of NT$34,435 million, or 22%, and in terms of customers type, the increase was mainly driven by fabless semiconductor companies/systems companies of NT$39,572 million, or 6%, and integrated device manufacturers of NT$41,065, or 36%. We have disclosed on page 26 of the main drivers impacting net revenue including how certain technology impacted our net revenues compared to the previous year.

We advise the Commission that we will continue to disclose the impact from technology and expand our discussion on how revenues are impacted by the type of customers and applications in our future filing on our next Form 20-F for the fiscal year ending December 31, 2016.

6.	We note discussions in your 2016 First Quarter Earnings Conference call held on April 14, 2016, relating to profit margins of your 16 nanometer technology. To the extent certain technologies and products have significantly different margins, please revise future filings to describe and discuss this trend on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

TSMC’s Response:

In general, our gross margin can be negatively impacted in the year when a new technology is introduced. The margin impact of 16 nanometer technology for 2015 was insignificant because the corresponding shipment began in the third quarter of 2015. We have disclosed the relevant information on page 26 of the main factors affecting gross margin including the impact when new technology was introduced to the market.

We advise the Commission that we intend to make the requested responses (as instructed in the Commission’s captioned letter), to the extent certain technologies have significant impact on our margin, in our future filing on our next Form 20-F for the fiscal year ending December 31, 2016.

Consolidated Financial Statements

Note 22. Guarantee Deposits, page F-49

7.	Please revise future filings to disclose your accounting policy for recording the guarantee deposit liability, including a discussion of the timing and payment of refunds.

TSMC’s Response:

Please note that our accounting policy for guarantee deposit is as follows:

Guarantee deposit mainly consists of cash received under deposit agreements with customers to ensure they have access to specified capacity. Cash received from our customers for specified capacity is recorded as guarantee deposit liability upon receipt. Deposit will be refunded to customers when terms and conditions set forth in the deposit agreements have been satisfied.

We advise the Commission that we will include accounting policy of the guarantee deposit liability in our future filings on our next Form 20-F for the fiscal year ending December 31, 2016.

TSMC’s Acknowledgements to the SEC:

Regarding the Commissions’ request for the Company to make the acknowledgements on page 3, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TSMC’s Reply Conclusion:

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact us.

Sincerely,

/s/ Lora Ho
Lora Ho
Senior Vice President and Chief Financial Officer

cc: Sylvia Fang & Jessica Chou (TSMC)

Sherrie Dobrow & Cindy Kao (Deloitte & Touche)

Julian Lin (Jones Day)